11019575

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWM FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Post Road
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander H. Mack — (917) 923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy Kirst Kolkman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DWM Finance, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judy Kirst Kolkman
Signature

Chief Financial Officer
Title

JACQUELINE J. RUIZ
NOTARY PUBLIC
State of Connecticut
My Commission Expires
January 31, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACQUELINE J. RUIZ NOTARY PUBLIC CONNECTICUT

DWM FINANCE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

DWM FINANCE LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
DWM Finance LLC

We have audited the accompanying statement of financial condition of **DWM Finance LLC** (the "Company"), as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **DWM Finance LLC** as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2011

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2010
ASSETS		
Cash	$	91,292
Receivable from related party		17,074
Prepaid expenses and other assets		6,909
Total assets	$	115,275
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Unearned revenue	$	50,000
Accounts payable and accrued expenses		14,000
Total liabilities		64,000
Member's equity		51,275
Total liabilities and member's equity	$	115,275

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2010
Expenses	
Compensation	$ 220,896
Professional fees	53,865
Rent	9,264
Regulatory fees	9,755
Other expenses	36,400
Total expenses and net loss	$ 330,180

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2010
Member's equity, beginning of year	$ 147,964
Contributions	233,491
Net loss	(330,180)
Member's equity, end of year	$ 51,275

See accompanying notes to financial statements.

	Year Ended December 31, 2010
Cash flows from operating activities	
Net loss	$ (330,180)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	3,486
Unearned revenue	50,000
Accounts payable and accrued expenses	2,000
Payable to related party	112,972
Net cash used in operating activities	(161,722)
Net change in cash	(161,722)
Cash, beginning of year	253,014
Cash, end of year	$ 91,292

Supplemental disclosures of noncash fianancing information

During the year ended December 31, 2010, member contributions included $233,491 in exchange for various expense sharing items

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

DWM Finance LLC (the "Company") was formed under the laws of the State of Connecticut in March 2005 and became a wholly owned subsidiary of DWM Holdings, LLC (the "Parent") on December 21, 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since September 18, 2006. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of the FINRA. The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

The Company is a social venture investment bank that specializes in providing debt and equity structuring services, debt and equity capital placement, mergers, acquisition advisory services and financial advisory services to select microfinance institutions and/or networks. The Company earns advisory fees as well as fees based on the value of transactions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the Company's service fees have been earned, services are complete, revenues are determinable, and collection is determined as reasonably assured.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits.

Income Taxes

The Company's net income or loss is reported on its Parent's return.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending member's equity. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2010. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2010.

2. Unearned Revenue

The Company, at times, receives advance payments for placement and service fees. The Company reports such payments as unearned revenues to the extent it has not completed its obligations under the related contracts. As of December 31, 2010, unearned revenue aggregated $50,000.

3. Related-Party Transactions

The Company is a party to an Expense Sharing Agreement with DWM Asset Management, LLC (the "related party"). Under the terms of this agreement, the related party pays all rent in addition to certain other expenses including personnel, telephone, and office expenses and apportions a fixed amount to the Company totaling $22,180 per month. Expense sharing charges totaled $266,160 for the year ended December 31, 2010.

As of December 31, 2010, the Company's receivable from the related party amounted to $17,074.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company has net capital of $27,292, which was $22,292 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.4 to 1.

5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any additional subsequent events that required adjustment or disclosure, in these financial statements.

DWM FINANCE LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2010
Total member's equity		$ 51,275
Deductions		
Non-allowable assets:		
Receivable from related party	$ 17,074	
Prepaid expenses	6,909	
Total non-allowable assets		23,983
Net capital		$ 27,292
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 14,000	
Unearned revenue	50,000	
		$ 64,000
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 22,292
Percentage of aggregate indebtedness to net capital		235%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2010.

DWM FINANCE LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

DECEMBER 31, 2010

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
DWM Finance LLC

In planning and performing our audit of the financial statements of **DWM Finance LLC** (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2011